Filed by Allurion Technologies Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Compute Health Acquisition Corp.

Commission File No.: 001-40001

Date: July 25, 2023

Allurion Announces New Additions to Board of Directors and Executive Leadership Team

Serial healthcare entrepreneur Douglas Hudson appointed to Board of Directors

Tomer Stavitsky joins as VP of Corporate Development to lead M&A strategy focused on Artificial Intelligence (AI)

BOSTON, MA – July 25, 2023 – Allurion Technologies, Inc. (“Allurion”), a company dedicated to ending obesity, is pleased to announce two major additions to the team. Douglas Hudson has been appointed to the Board of Directors of Allurion Technologies Holdings, Inc., effective as of the anticipated consummation of the proposed business combination (the “Business Combination”) between Allurion and Compute Health Acquisition Corp. (“Compute Health”) (NYSE: CPUH), and Tomer Stavitsky has joined as Allurion’s new Vice President of Corporate Development.

“We are incredibly excited to welcome both Doug and Tomer to Allurion,” says Dr. Shantanu Gaur, Allurion Founder and CEO. “Doug is an exceptional entrepreneur with deep experience in the consumerization of healthcare and digital products as both an operator and board member. Tomer brings a wealth of experience in healthcare M&A, partnerships and investments, and joins Allurion as we accelerate the expansion of our weight loss AI platform.”

Most recently, Mr. Hudson founded Tend where he has successfully leveraged his past experiences to reimagine the dental industry with a hospitality mindset. Previously, Mr. Hudson founded and led a range of successful consumer-facing ventures. He served as the founding CEO of SmileDirectClub and Chairman and CEO of DiabetesCareClub, CPAPCareClub and HearingPlanet, the latter of which became the largest online hearing aid distributor in the U.S. during his tenure.

“I am thrilled to join Allurion at a pivotal moment as it goes public and expands its reach to consumers all over the world,” says Mr. Hudson. “I am looking forward to working with my fellow board members and the company’s management to set a new standard for a best-in-class weight loss experience.”

As Allurion’s new Vice President of Corporate Development, Mr. Stavitsky will be focused on M&A and partnership strategy, particularly in AI and digital health. Previously, Mr. Stavitsky led M&A at Ginkgo Bioworks, and Corporate Development for the Digital & Data Business Unit at Intuitive Surgical. At Intuitive Surgical, Mr. Stavitsky evaluated hundreds of deals spanning AI and machine learning, digital health, telehealth and data analytics, and executed several key deals, including the acquisition of Orpheus Medical, which led to the establishment of Intuitive Surgical’s AI development center in Israel.

Allurion has previously announced that it is going public pursuant to the Business Combination with Compute Health and is expected to be listed on the New York Stock Exchange under the ticker symbol “ALUR” following the completion of the Business Combination.

About Allurion

Allurion is dedicated to ending obesity. The Allurion Program is a weight loss platform that combines the Allurion Gastric Balloon, the world’s first and only swallowable, procedure-less gastric balloon for weight loss, the Allurion Virtual Care Suite including the Allurion Mobile App for consumers, Allurion Insights for health care providers featuring the Iris AI Platform, and the Allurion Connected Scale and Health Tracker devices. The Allurion Virtual Care Suite is also available to providers separately from the Allurion Program to help customize, monitor and manage weight loss therapy for patients regardless of their treatment plan: gastric balloon, surgical, medical or nutritional.

For more information about Allurion and the Allurion Virtual Care Suite, please visit www.allurion.com. Allurion is a trademark of Allurion Technologies, Inc. in the United States and countries around the world.

About Compute Health

Compute Health (NYSE: CPUH) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Compute Health is led by the management team of Omar Ishrak, Jean Nehmé and Joshua Fink. Compute Health’s strategy is to focus on healthcare businesses that are already leveraging or have the potential to leverage computational power, with an emphasis on companies in the medical device space, including imaging and robotics.

For more information about Compute Health please visit www.compute-health.com.

Important Information About the Proposed Transaction and Where to Find It

This press release relates to the Business Combination among Allurion, Compute Health and Allurion Technologies Holdings, Inc. “Pubco”. Pubco has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a document that serves as a proxy statement and prospectus of Compute Health and Pubco (the “proxy statement/prospectus”) and a full description of the terms of the Business Combination. The Registration Statement has been declared effective by the SEC and the proxy statement/prospectus has been mailed to Compute Health’s stockholders and warrantholders of record as of the close of business on July 3, 2023, the record date established for voting at the Compute Health Special Meeting and Warrant Holder Meeting relating to the Business Combination. Compute Health and Pubco may also file other documents regarding the Business Combination with the SEC. This press release does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Compute Health’s stockholders, warrantholders and other interested persons are advised to read the Registration Statement and proxy statement/prospectus and any amendments or supplements thereto, and all other relevant documents filed or that will be filed in connection with the Business Combination, as these materials contain (or will contain) important information about Allurion, Compute Health, Pubco and the Business Combination. The Registration Statement and the proxy statement/prospectus and other documents that are filed with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Compute Health, 1100 N Market Street 4th Floor, Wilmington, DE 19890.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE OR PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Compute Health, Allurion, Pubco, certain stockholders of Compute Health, and certain of Compute Health’s, Allurion’s and Pubco’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders and warrantholders of Compute Health with respect to the Business Combination. A list of the names of such persons and information regarding their interests in the Business Combination is contained in the Registration Statement and proxy statement/prospectus. Stockholders, warrantholders, potential investors and other interested persons should read the Registration Statement and proxy statement/prospectus carefully before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above.

Forward-looking Statements

This press release contains certain “forward-looking statements” within the meaning of the federal U.S. securities laws with respect to Compute Health, Allurion, Pubco and the Business Combination among them, the benefits of the Business Combination, the amount of cash the Business Combination will provide Pubco, the anticipated timing of the Business Combination, the services and markets of Allurion, the expectations regarding future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “expect,” “may,” “could,” “will,” “potential,” “intend,” “estimate,” “should,” “plan,” “predict,” or the negative or other variations of such statements. They reflect the current beliefs and assumptions of Compute Health’s management and Allurion’s management and are based on the information currently available to Compute Health’s management and Allurion’s management. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Compute Health’s securities; (ii) the risk that the Business Combination may not be completed by Compute Health’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Compute Health; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including, but not limited to, the approval of the business combination agreement by the stockholders of Compute Health and the stockholders of Allurion, the satisfaction of the minimum cash amount and the receipt of certain governmental and regulatory approvals; (iv) changes to the proposed structure of the Business Combination that may be required, or considered appropriate, as a result of applicable laws or regulations; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the ability to complete the contemplated PIPE investment, the senior secured term loan, the committed equity facility and the RTW Investments synthetic royalty financing in connection with the Business Combination; (vii) Pubco’s ability to acquire sufficient sources of funding if and when needed; (viii) the effect of the announcement or pendency of the Business Combination on Allurion’s business relationships, operating results and business generally; (ix) risks that the Business Combination disrupts current plans and operations of Allurion; (x) the ability of Pubco to implement business plans, forecasts and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; (xi) significant risks, assumptions, estimates and uncertainties related to the projected financial information with respect to Allurion; (xii) the outcome of any legal proceedings that may be instituted against Allurion, Pubco or Compute Health following the announcement of the business combination agreement or the Business Combination; (xiii) Allurion’s ability to commercialize current and future products and services and create sufficient demand among health care providers and patients; (xiv) Allurion’s ability to successfully complete current and future preclinical studies and clinical trials of the Allurion Balloon and any other future product candidates; (xv) Allurion’s ability to obtain market acceptance of the Allurion Balloon as safe and effective; (xvi) Allurion’s ability to cost-effectively sell existing and future products through existing distribution arrangements with distributors and/or successfully adopt a direct sales force as part of a hybrid sales model that includes both distributors and a direct sales effort; (xvii) Allurion’s ability to obtain regulatory approval or clearance in the U.S. and certain non-U.S. jurisdictions for current and future products and maintain previously obtained approvals and/or clearances in those jurisdictions where Allurion’s products and services are currently offered; (xviii) Allurion’s ability to accurately forecast customer demand and manufacture sufficient quantities of product that patients and health care providers request; (xix) Allurion’s ability to successfully compete in the highly competitive and rapidly changing regulated industries in which Allurion operates, and effectively address changes in such industries, including changes in competitors’ products and services and changes in the laws and regulations that affect Allurion; (xx) Allurion’s ability to successfully manage future growth and any future international expansion of Allurion’s business and navigate the risks associated with doing business internationally; (xxi) Allurion’s ability to obtain and maintain intellectual property protection for its products and technologies and acquire or license intellectual property from third parties; (xxii) the ability of Pubco to retain key executives; (xxiii) the ability to obtain and maintain the listing of Pubco’s securities on a national securities exchange; (xxiv) Allurion’s ability to properly train physicians in the use of the Allurion Gastric Balloon and other services it offers in its practices; (xxv) the risk of downturns in the market and Allurion’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xxvi) fees, costs and expenses related to the Business Combination; (xxvii) the risk that the parties to the Medtronic collaboration agreement will not achieve the expected benefits, incremental revenue and opportunities from such arrangement; (xxviii) the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated redemptions by Compute Health’s public stockholders; and (xxix) sanctions against Russia, reductions in consumer confidence, heightened inflation, production disruptions in Europe, cyber disruptions or attacks, higher natural gas costs, higher manufacturing costs and higher supply chain costs. The foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Compute Health’s Annual Report on Form 10-K for the year ended December 31, 2022 and the proxy statement/prospectus contained in the Registration Statement (333-271862), and other documents filed by Compute Health and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and none of Allurion, Pubco or Compute Health assume any obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements. None of Compute Health, Allurion or Pubco gives any assurance that Compute Health or Allurion, or Pubco, will achieve its expectations.

Non-solicitation

This press release and the information contained herein is not a proxy statement/prospectus or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Compute Health, Allurion, or Pubco, or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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Investor Contact

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ICR Westwicke

(617) 877-9641

mike.cavanaugh@westwicke.com